

05044471



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 18805

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/01/04 (MM/DD/YY) AND ENDING 8/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 South Trust Tower
(No. and Street)

| Birmingham | Alabama | 35203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Pilleteri. Accountant — (205) 252-2105
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donaldson, Holman & West, P.C.
(Name – *if individual, state last, first, middle name*)

| 3500 Blue Lake Drive, Suite 325 | Birmingham | Alabama | 35243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

# AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2005


SEC MAIL PROCESSING
RECEIVED
OCT 28 2005
WASH, D.C.
192
SECTION

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 SouthTrust Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.
President
Joe Jolly & Company, Inc.
420 North 20th Street, 2350 SouthTrust Tower
Birmingham, Alabama 35203
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

# AUDITED STATEMENT OF FINANCIAL CONDITION

# JOE JOLLY & COMPANY, INC.

August 31, 2005

Contents

Page



Donaldson, Holman & West, P.C.

Certified Public Accountants ◦ Business and Financial Consultants

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc. as of August 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Donaldson, Holman & West, PC

October 7, 2005

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 ◦ www.dhwcpa.com

# JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2005

Assets

| | |
|---|---|
| Cash and cash equivalents | $ 455,329 |
| Receivables | |
| Brokers and dealers | 241,000 |
| Customer | 9,976 |
| Employee advances | 36,827 |
| Interest | 74,708 |
| Notes receivable—stockholder | 1,000,000 |
| Securities owned | 5,015,789 |
| Property and equipment, net of accumulated depreciation of $260,236 | 120,395 |
| Deferred income taxes | 37,513 |
| Investments in oil and gas wells | 25,000 |
| Cash value of life insurance | 93,095 |
| Other assets | 650 |
| | $7,110,282 |

See accompanying notes to statement of financial condition.

# JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2005

Liabilities and Stockholder's Equity

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 13,661 |
| Accrued commission expense | 140,750 |
| Accrued expenses and other liabilities | 182,014 |
| Deferred income taxes | 127,422 |
| | 463,847 |
| Stockholder's equity | |
| Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding | 10,000 |
| Retained earnings | 6,636,435 |
| | 6,646,435 |
| | $7,110,282 |

See accompanying notes to statement of financial condition.

# JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2005

## Note 1—Summary of significant accounting policies

### Nature of business

Joe Jolly & Company, Inc. (the "Company") is a registered broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the brokerage industry. The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

### Revenue recognition

Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to accounting principles generally accepted in the United States of America the audited financial statement is adjusted to trade date accounting where appropriate.

### Cash flows

The Company recognizes only operating accounts as cash for purposes of reporting cash flows.

Net cash flows from operating activities include interest payments of $-0- and tax payments of $5,240.

### Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Gains and losses on disposals are credited or charged to operations.

### Depreciation and amortization

Depreciation and amortization are provided principally using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation and amortization expense amounted to $17,316 in 2005.

### Income taxes

Deferred income taxes result from timing differences in the recognition of income and expense for income tax reporting and for financial reporting purposes. These differences are primarily related to the inventory market value adjustments, investment in oil and gas well deferred expenses, and a state Net Operating Loss Carryforward. The deferred tax assets and liabilities represent the future tax consequences of these differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled.

# JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2005

The provision for income taxes is as follows for the year ended August 31, 2005:

| | |
|---|---|
| Current: | |
| Federal | $(14,805) |
| State | - |
| Deferred: | |
| Federal | 7,741 |
| State | (2,015) |
| Total provision for income taxes | $ (9,079) |

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

### Advertising costs

The Company expenses all advertising costs during the period in which they are incurred. During 2005, the Company charged $7,257 to advertising expense.

## Note 2—Uninsured cash balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended August 31, 2005, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

## Note 3—Receivables

The receivables from brokers and dealers represent amounts due for security transactions occurring prior to August 31, 2005. These receivables amounted to $241,000 in 2005.

# JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2005

## Note 4—Securities owned and investments in oil and gas wells

Dealer inventory and investment securities are carried at market value and consisted of the following at August 31, 2005.

| | Market Value | Cost |
|---|---|---|
| State and municipal obligations | $ 4,017,273 | $ 3,734,890 |
| Federal obligataions | 998,516 | 998,516 |
| | $ 5,015,789 | $ 4,733,406 |

Investments in oil and gas wells are carried at their estimated recoverable cost.

## Note 5—Commitments

The Company leases various office facilities under operating leases expiring through November 2010. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

| Year ending August 31, | |
|---|---|
| 2006 | $ 36,466 |
| 2007 | 56,837 |
| 2008 | 57,841 |
| 2009 | 55,864 |
| 2010 | 53,924 |
| Thereafter | 13,750 |
| | $ 274,682 |

Rental expense amounted to $92,541 in 2005.

## Note 6—Profit sharing plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of Directors and are influenced by tax regulations. No contributions were made to the plan during 2005.

# JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2005

## Note 7—Related party transactions

The Company entered into sales transactions with its principal stockholder during the current year. The stockholder purchased five security issues from the Company for a total purchase price of $477,115. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from its principal stockholder. A loan agreement was entered into on November 12, 2002 in which the stockholder agreed to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2007. The note is secured by certain property owned by the stockholder.

| | |
|---|---|
| Note receivable—stockholder | $1,000,000 |

In addition, the Company maintains a split-dollar insurance agreement with the principal stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the principal stockholder's life. Upon death of the principal stockholder, the Company is entitled to recover the greater of cash value or premiums paid.

| | |
|---|---|
| Cash value of life insurance policy | $ 93,095 |

## Note 8—Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2005, the Company had net capital of $5,303,033 which was approximately $5,203,033 in excess of the minimum of net capital required.

## Note 9—Annual audit report

The audited financial statement of Joe Jolly & Company, Inc., for the most recent audit period is available at the principal office of Joe Jolly & Company, Inc., and will be mailed upon written request pursuant to SEC Rule 17a-5.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2005

## Note 10—Subsequent event

In October 2005, the Company entered into an operating lease for office facilities that requires escalating payments during the 63-month lease term. These payments have been included in the minimum future lease commitments in Note 5.



Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statement of Joe Jolly & Company, Inc. (the "Company"), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Joe Jolly & Company, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the New York Stock Exchange, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Donaldson, Holman & West, PC

October 7, 2005